UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
_________________________

FORM 6-K
_________________________

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
_________________________

Date of Report: November 7, 2019

Commission file number 1- 33198
_________________________

TEEKAY OFFSHORE PARTNERS L.P.
(Exact name of Registrant as specified in its charter)
_________________________

4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda
(Address of principal executive office)
_________________________

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☒ Form 40- F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).
Yes ☐ No ☒
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).
Yes ☐ No ☒

Item 1 — Information Contained in this Form 6-K Report

Attached as Exhibit 1 is a copy of an announcement of Teekay Offshore Partners L.P. dated November 7, 2019.
SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEEKAY OFFSHORE PARTNERS L.P.

	By:	Teekay Offshore GP L.L.C., its general partner

Date: November 7, 2019	By:	/s/ Edith Robinson
Edith Robinson Secretary

TEEKAY OFFSHORE PARTNERS REPORTS
THIRD QUARTER 2019 RESULTS

•Revenues of $299.4 million and a net loss of $34.8 million, or $0.10 per common unit
•Adjusted net income attributable to the partners and preferred unitholders(1) of $4.7 million and an adjusted net loss attributable to the limited partners' interest of $0.01 per common unit (excluding items listed in Appendix B to this release)
•Adjusted EBITDA(1) of $157.7 million
•Entered into an agreement and plan of merger with Brookfield
•Completed a number of financing and refinancing activities including the issuance of $125 million of senior unsecured Green Bonds due in October 2024 and a $120 million U.S. private placement of notes due in September 2027
•Entered into a shipbuilding contract with Samsung Heavy Industries Co. Ltd. to construct a shuttle tanker newbuilding for the East Coast of Canada operations
Hamilton, Bermuda, November 7, 2019 - Teekay Offshore GP LLC (TOO GP), the general partner of Teekay Offshore Partners L.P. (Teekay Offshore or the Partnership) (NYSE:TOO), today reported the Partnership’s results for the quarter ended September 30, 2019.

Consolidated Financial Summary

	Three Months Ended
	September 30,	June 30,	September 30,
(in thousands of U.S. Dollars, except per unit data)	2019	2019 (2)	2018
	(unaudited)	(unaudited)	(unaudited)
GAAP FINANCIAL RESULTS
Revenues	299,447	319,774	327,658
Net loss	(34,769)	(27,979)	(39,355)
Limited partners' interest in net loss per common unit - basic	(0.10)	(0.09)	(0.11)

NON-GAAP FINANCIAL RESULTS:
Adjusted EBITDA (1)	157,660	158,941	172,328
Adjusted net income attributable to the partners and preferred unitholders (1)	4,659	4,735	11,560
Limited partners' interest in adjusted net income per common unit (1)	(0.01)	(0.01)	0.01
(1)These are non-GAAP financial measures. Please refer to "Definitions and Non-GAAP Financial Measures" and the Appendices to this release for definitions of these terms and reconciliations of these non-GAAP financial measures as used in this release to the most directly comparable financial measures under United States generally accepted accounting principles (GAAP).
(2)Please refer to Appendices to the release announcing the results for the second quarter of 2019 attached as Exhibit 1 to the Form 6-K filed with the Securities and Exchange Commission on July 31, 2019 for a reconciliation of these non-GAAP measures to the most directly comparable financial measures under GAAP.

Third Quarter of 2019 Compared to Third Quarter of 2018
Revenues were $299 million in the third quarter of 2019, a decrease of $28 million compared to $328 million in the same quarter of the prior year, primarily due to reduced charter rates under the Piranema FPSO contract extension, the completion of the Ostras FPSO charter contract in March 2019 and the redelivery of an older shuttle tanker in August 2019.

Net loss decreased to $35 million in the third quarter of 2019 compared to $39 million in the same quarter of the prior year. The decrease in revenues described above was offset by the absence of a $55 million loss on debt repurchases related to the repayment of a promissory note and certain senior unsecured bonds during the third quarter of 2018. Additionally, in the third quarter of 2019, net loss included a realized and unrealized loss on
Teekay Offshore Partners L.P. Investor Relations Tel: +1 604 844-6654 www.teekayoffshore.com
4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda

derivative instruments of $28 million, reflecting decreased interest rate levels, compared to a realized and unrealized gain on derivative instruments of $9 million during the third quarter of 2018. Additionally, aggregate voyage and vessel operating expenses decreased by $14 million primarily due to lower shuttle tanker operating expenses and the sale of certain shuttle tankers.

Non-GAAP Adjusted EBITDA was $158 million in the third quarter of 2019, representing a decrease of $15 million compared to $172 million in the third quarter of 2018, primarily due to a $19 million decrease in earnings from the FPSO segment, mainly due to the decrease in revenues as explained above.

Non-GAAP Adjusted Net Income was $5 million in the third quarter of 2019, a decrease of $7 million compared to $12 million in the third quarter of 2018, primarily due to the $15 million decrease in adjusted EBITDA, partially offset by a $5 million decrease in depreciation and amortization expense due to the sale of certain shuttle tankers.

Third Quarter of 2019 Compared to Second Quarter of 2019
Revenues decreased by $20 million and net loss increased by $7 million in the third quarter of 2019, compared to the prior quarter. Revenues and vessel operating expenses in the third quarter of 2019 decreased by $13 million and $15 million, respectively, from the termination of the Cheviot Field agreement relating to the Petrojarl Varg FPSO unit in the second quarter of 2019. Other items impacting the increase in net loss included a $13 million decrease in the gain on sale of three vessels recognized during the second quarter of 2019 and a $7 million increase in foreign currency exchange losses, partially offset by a $13 million decrease in realized losses and unrealized fair value losses on derivative instruments.

Non-GAAP Adjusted EBITDA and Adjusted Net Income were $158 million and $5 million, respectively, in the third quarter of 2019, which were both consistent with the second quarter 2019.

Please refer to “Operating Results” for additional information on variances by segment and Appendices A and B for reconciliations between GAAP net loss and non-GAAP Adjusted EBITDA and Adjusted Net Income, respectively.

CEO Commentary
“We have delivered another solid operational quarter, with high uptimes and disciplined cost performance, reporting an Adjusted EBITDA of $158 million. Financial performance was consistent with the second quarter of this year both on a consolidated basis and across all segments” commented Ingvild Sæther, President and CEO of Teekay Offshore Group Ltd.

“During the quarter we ordered a newbuilding shuttle tanker for our East Coast Canada operations, which increases the shuttle tanker capacity from three to four vessels in this region, reflecting the production forecasts of our clients. This brings our overall shuttle tanker fleet to 31 vessels, including seven newbuildings. We now have a total of over $1 billion of investments in our shuttle tanker newbuilding program which all are covered by contracts and will serve as offshore infrastructure for our customers in the North Sea and East Coast Canada for many years to come.”

Ms. Sæther added, "On the financing side, it has been another busy period with the closing of several financings and refinancings that have improved the maturity schedules and strengthened the balance sheets of both Teekay Offshore and Teekay Shuttle Tankers, our 100% owned and ringfenced subsidiary. Specifically, I would like to mention that in September, we completed a $120 million U.S. private placement in relation to our holding of 50% of the Libra FPSO and in October, Teekay Shuttle Tankers placed a $125 million green bond, which was the first ever green bond in the maritime sector in the Western Hemisphere. The green bond will partly finance four of our LNG-fueled shuttle tanker newbuildings where CO2 emissions are reduced by almost 50%."

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Summary of Recent Events

Brookfield Investment
On October 1, 2019, the Partnership announced that it entered into an agreement and plan of merger (the Merger Agreement) with Brookfield Business Partners L.P., and certain of its affiliates and institutional partners (collectively, Brookfield). Pursuant to the Merger Agreement, Brookfield has agreed to acquire all of the approximately 27% outstanding publicly held common units representing limited partner interests of the Partnership (common units) not already held by Brookfield. Under the terms and subject to the conditions of the Merger Agreement, a newly formed subsidiary of Brookfield will merge with and into the Partnership, with the Partnership surviving as a wholly owned subsidiary of Brookfield and Teekay Offshore GP L.L.C. (the Merger). The Merger will become effective upon the filing of a properly executed certificate of merger with the Registrar of Corporations of the Republic of the Marshall Islands or at such later date and time as may be agreed by the parties and set forth in the certificate of merger (the Effective Time).

The Merger Agreement provides that, at the Effective Time, each Common Unit issued and outstanding as of immediately prior to the Effective Time (other than the Brookfield Units) will be converted into the right to receive $1.55 in cash, to be paid without any interest thereon and reduced by any applicable tax withholding. As an alternative to receiving the cash consideration, each unaffiliated unitholder will have the option to elect to receive one newly designated unlisted Class A Common Unit of the Partnership per common unit. Further details on the terms of the merger, including risk factors associated with the newly designated unlisted Class A Common Units, is provided in the Schedule 13e-3 Transaction Statement filed by the Partnership on October 28, 2019.

Financing
In October 2019, a subsidiary of the Partnership, Teekay Shuttle Tankers L.L.C., successfully placed $125 million of senior unsecured green bonds due in October 2024. The Green Bonds carry a coupon of three months LIBOR plus 6.50%. The proceeds from the bonds will be used in accordance with the Partnership's Green Bond Framework to partially fund four LNG-fueled shuttle tankers currently under construction with expected deliveries in late-2019 through 2020.

In October 2019, the Partnership secured a $100 million bridge term loan to provide pre- and post-delivery financing for a shuttle tanker newbuilding to operate on the East Coast of Canada (see Shuttle Tanker Newbuilding below), which matures in August 2022. The debt facility bears interest at a rate of LIBOR plus 250 basis points until March 2020 and increases by 25 basis points per quarter thereafter. The Partnership intends to refinance the bridge loan into the existing East Coast Canada shuttle financing secured by the three vessels in operations.

In September 2019, the Partnership entered into a sale and leaseback transaction with a third-party that will: provide pre-delivery financing for two shuttle tankers currently under construction; purchase the vessels for an adjustable purchase price of $107.1 million per vessel from the Partnership upon their expected deliveries in late-2020 and early-2021, respectively; and charter the vessels back to the Partnership for ten years, at which point the vessels will be sold back to the Partnership. The pre-delivery financing bears interest at a fixed rate of 5.5%, while the post-delivery sale and leaseback transaction is based on an interest rate of LIBOR plus 2.85%.

In September 2019, the Partnership completed a $120 million U.S. private placement of 7.11% Notes, due in September 2027, to be used for general corporate purposes.

In September 2019, the Partnership amended an existing loan agreement secured by the Arendal Spirit UMS to remove a mandatory prepayment clause under which the outstanding balance was due on September 30, 2019. The modified debt facility now matures in February 2023.

In September 2019, the Partnership extended the maturity date of an existing unsecured revolving credit facility provided by Brookfield, which provides for borrowings of up to $125 million. The amended revolving credit facility matures on October 1, 2020 and bears interest at a rate of LIBOR plus a margin of 7.0% on any drawn amount during the extended term.

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In September 2019, a subsidiary of the Partnership, Teekay Shuttle Tankers L.L.C., amended its $250 million fixed rate notes loan agreement to remove a change of control clause in the event of a delisting of the Partnership's common units. The bonds will be repaid at 101% of par value, rather than 100%, when maturing in August 2022.

In August 2019, the Partnership completed a $26 million refinancing of an existing term loan secured by the Suksan Salamander FSO unit, which extended the maturity from August 2019 to August 2022. The new credit facility bears interest at LIBOR plus a margin of 290 basis points.

In July 2019, the remaining $75 million principal of the Partnership's outstanding five-year 6.0% senior unsecured bonds matured and was repaid by drawing $75 million from the Partnership's capacity under an existing unsecured revolving credit facility provided by Brookfield. At September 30, 2019, the facility provided by Brookfield was fully drawn.

Shuttle Tanker Newbuilding
In August 2019, the Partnership entered into a shipbuilding contract with Samsung Heavy Industries Co. Ltd. to construct a shuttle tanker for an estimated aggregate fully built-up cost of approximately $130 million. The shuttle tanker newbuilding will, together with three existing vessels, operate under the existing contracts with a group of oil companies to provide shuttle tanker services for oil production on the East Coast of Canada. The vessel is expected to be delivered to the Partnership in early-2022.

Dispute Resolutions
In September 2019, the arbitration hearing relating to claims brought by the charterer of the Petrojarl Knarr FPSO unit, against the Partnership, for a reduced purchase price option and certain liquidated damages, concluded. The claim relating to the charterers right to purchase the FPSO at a 20% purchase price discount was denied, however, liquidated damages were awarded to the charterer of the unit, offset to an extent by certain damages awarded to the Partnership in respect of counterclaims brought against the charterer for their actions. Interest was applied to the awarded amounts leaving a balancing payment of approximately $25 million, which was settled by the Partnership in October 2019.

In September 2019, the Partnership resolved an existing dispute with a shipyard relating to the completion of the conversion of the Randgrid FSO unit and in respect of amounts the shipyard claimed to be owed under disputed variation orders in the amount of approximately $100 million. The Partnership made a payment of approximately $22 million in October 2019 in full and final settlement of these claims.

Liquidity Update
As of September 30, 2019, the Partnership had total liquidity of $271 million, an increase of $69 million compared to June 30, 2019. The increase in liquidity was primarily due to the Partnership's issuance of $120 million of Notes during the third quarter of 2019.

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Operating Results
The commentary below compares certain results of our operating segments for the three months ended September 30, 2019 to the same period of the prior year, unless otherwise noted.

FPSO Segment

	Three Months Ended
	September 30,	June 30,	September 30,
	2019	2019	2018
(in thousands of U.S. Dollars)	(unaudited)	(unaudited)	(unaudited)
Revenues	113,362	127,478	131,244
Adjusted EBITDA	73,550	72,169	92,359

Adjusted EBITDA (including Adjusted EBITDA from equity-accounted vessels) decreased by $19 million primarily due to: a decrease of $12 million due to a contract extension for the Piranema Spirit FPSO unit operating at lower charter rates than the original contract and a decrease in the amortization of non-cash deferred revenue; and a decrease of $9 million due to the completion of the charter contract of the Petrojarl Cidade de Rio das Ostras FPSO unit in March 2019.

Adjusted EBITDA was in line with the second quarter of 2019.

Shuttle Tanker Segment

	Three Months Ended
	September 30,	June 30,	September 30,
	2019	2019	2018
(in thousands of U.S. Dollars)	(unaudited)	(unaudited)	(unaudited)
Revenues	133,659	137,050	144,298
Adjusted EBITDA	64,421	67,688	65,073

Adjusted EBITDA was in line with the same quarter in the prior year.

Adjusted EBITDA decreased by $3 million, compared to the second quarter of 2019, primarily due to the re-delivery of the Stena Sirita in August 2019, which had reached the end of its estimated useful life.

FSO Segment

	Three Months Ended
	September 30,	June 30,	September 30,
	2019	2019	2018
(in thousands of U.S. Dollars)	(unaudited)	(unaudited)	(unaudited)
Revenues	35,168	34,605	32,586
Adjusted EBITDA	23,703	22,761	20,334

Adjusted EBITDA increased by $3 million mainly due to higher uptime related to the Randgrid FSO unit and lower repairs and maintenance expenditure on the FSO units.

Adjusted EBITDA was in line with the second quarter of 2019.

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UMS Segment

	Three Months Ended
	September 30,	June 30,	September 30,
	2019	2019	2018
(in thousands of U.S. Dollars)	(unaudited)	(unaudited)	(unaudited)
Revenues	441	431	—
Adjusted EBITDA	(1,574)	(1,884)	(879)

Adjusted EBITDA was consistent with prior periods.

Towage Segment

	Three Months Ended
	September 30,	June 30,	September 30,
	2019	2019	2018
(in thousands of U.S. Dollars)	(unaudited)	(unaudited)	(unaudited)
Revenues	16,817	16,716	14,954
Adjusted EBITDA	(1,198)	(426)	(1,930)

Adjusted EBITDA was relatively consistent with prior periods.

Conventional Tanker Segment

	Three Months Ended
	September 30,	June 30,	September 30,
	2019	2019	2018
(in thousands of U.S. Dollars)	(unaudited)	(unaudited)	(unaudited)
Revenues	—	3,494	4,576
Adjusted EBITDA	—	(225)	(1,882)

Adjusted EBITDA increased by $2 million. The Partnership redelivered the two in-chartered vessels to their owners in March and April 2019, respectively, and no longer has activity in the conventional tanker segment.

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Teekay Offshore’s Fleet
The following table summarizes Teekay Offshore’s fleet as of November 7, 2019. In comparison to the previously-reported fleet table in the release for the second quarter of 2019, Teekay Offshore's owned Shuttle Tanker fleet increased by one vessel due to an additional committed shuttle tanker newbuilding described above.

	Number of Vessels
	Owned Vessels		Chartered-in Vessels	Committed Newbuildings		Total
FPSO Segment	8	(i)	—	—		8
Shuttle Tanker Segment	25	(ii)	2	7	(iii)	34
FSO Segment	5		—	—		5
UMS Segment	1		—	—		1
Towage Segment	10		—	—		10
Total	49		2	7		58
(i)Includes two FPSO units, the Cidade de Itajai and Pioneiro de Libra, in which Teekay Offshore’s ownership interest is 50 percent.
(ii)Includes four shuttle tankers in which Teekay Offshore’s ownership interest is 50 percent and one HiLoad DP unit.
(iii)Includes seven DP2 shuttle tanker newbuildings scheduled for delivery in late-2019 through early-2022, two of which will operate under Teekay Offshore's master agreement with Equinor in the North Sea, four of which will join Teekay Offshore's CoA portfolio in the North Sea and one which will operate under Teekay Offshore's existing contracts on the East Coast of Canada.

Conference Call
The Partnership plans to host a conference call on Thursday, November 7, 2019 at 12:00 p.m. (ET) to discuss the results for the third quarter of 2019. All unitholders and interested parties are invited to listen to the live conference call by choosing from the following options:

•By dialing 1-800-367-2403 or +1 (647) 490-5367, if outside North America, and quoting conference ID code 5601885
•By accessing the webcast, which will be available on Teekay Offshore's website at www.teekayoffshore.com (the archive will remain on the website for a period of one year).

An accompanying Third Quarter 2019 Earnings Presentation will also be available at www.teekayoffshore.com in advance of the conference call start time.

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Forward Looking Statements
This release contains forward-looking statements (as defined in Section 21E of the Securities Exchange Act of 1934, as amended) which reflect management’s current views with respect to certain future events and performance, including, among others: the timing and certainty of closing Brookfield's anticipated acquisition of all issued and outstanding publicly held common units of the Partnership; the expected use of proceeds from the Partnership's issuance of green bonds and private placement; the intended refinancing of our bridge loan; and the timing of shuttle tanker newbuilding deliveries and the commencement of related contracts. The following factors are among those that could cause actual results to differ materially from the forward-looking statements, which involve risks and uncertainties, and that should be considered in evaluating any such statement: changes in exploration, production and storage of offshore oil and gas, either generally or in particular regions that would impact expected future growth, particularly in or related to North Sea, Brazil and East Coast of Canada offshore fields; the failure of Brookfield or the Partnership to satisfy certain closing conditions in the agreement and plan of merger; shipyard delivery delays and cost overruns; delays in the commencement of charter contracts; and other factors discussed in Teekay Offshore’s filings from time to time with the SEC, including its Report on Form 20-F for the fiscal year ended December 31, 2018. The Partnership expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Partnership’s expectations with respect thereto or any change in events, conditions or circumstances on which any such statement is based.

About Teekay Offshore Partners L.P.
Teekay Offshore Partners L.P. is a leading international midstream services provider to the offshore oil production industry, primarily focused on the ownership and operation of critical infrastructure assets in offshore oil regions of the North Sea, Brazil and the East Coast of Canada. Teekay Offshore has consolidated assets of approximately $5.2 billion, comprised of 58 offshore assets, including floating production, storage and offloading (FPSO) units, shuttle tankers (including seven newbuildings), floating storage and offtake (FSO) units, long-distance towing and offshore installation vessels and a unit for maintenance and safety (UMS). The majority of Teekay Offshore’s fleet is employed on medium-term, stable contracts. Brookfield owns 100 percent of Teekay Offshore’s general partner.

Teekay Offshore's common units and preferred units trade on the New York Stock Exchange under the symbols "TOO", "TOO PR A", "TOO PR B" and "TOO PR E", respectively.

For Investor Relations enquiries contact:

Jan Rune Steinsland, Chief Financial Officer
Tel: +47 9705 2533
Website: www.teekayoffshore.com

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Teekay Offshore Partners L.P.
Summary Consolidated Statements of Loss

	Three Months Ended			Nine Months Ended
	September 30,	June 30,	September 30,	September 30,	September 30,
(in thousands of U.S. Dollars, except per unit data)	2019	2019	2018	2019	2018
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)

Revenues	299,447	319,774	327,658	955,858	971,211
Voyage expenses	(30,906)	(32,624)	(40,914)	(97,596)	(112,406)
Vessel operating expenses	(99,400)	(118,718)	(103,399)	(319,337)	(329,079)
Time-charter hire expenses	(11,119)	(10,619)	(13,144)	(34,191)	(39,335)
Depreciation and amortization	(86,336)	(88,666)	(91,523)	(264,468)	(281,267)
General and administrative	(16,947)	(17,212)	(15,416)	(51,151)	(51,092)
(Write-down) and gain on sale of vessels	(1,498)	11,756	350	10,258	(206,941)
Restructuring charge	—	—	(1,899)	—	(1,899)
Operating income (loss)	53,241	63,691	61,713	199,373	(50,808)

Interest expense	(53,767)	(51,443)	(54,736)	(157,624)	(145,971)
Interest income	1,776	1,253	991	4,099	2,383
Realized and unrealized (loss) gain
on derivative instruments	(27,600)	(40,839)	9,381	(99,829)	53,273
Equity income	3,385	2,388	11,877	6,659	34,221
Foreign currency exchange (loss) gain	(5,387)	1,789	(266)	(4,166)	(6,069)
Losses on debt repurchases	—	—	(55,479)	—	(55,479)
Other expense - net	(101)	(1,640)	(699)	(2,095)	(4,562)
Loss before income tax expense	(28,453)	(24,801)	(27,218)	(53,583)	(173,012)
Income tax expense	(6,316)	(3,178)	(12,137)	(11,763)	(18,775)
Net loss	(34,769)	(27,979)	(39,355)	(65,346)	(191,787)

Non-controlling interests in net loss	(1,817)	1	(785)	(1,531)	(8,637)
Preferred unitholders' interest in net loss	8,038	8,038	8,038	24,114	23,447
General partner’s interest in net loss	(311)	(274)	(354)	(668)	(1,571)
Limited partners’ interest in net loss	(40,679)	(35,744)	(46,254)	(87,261)	(205,026)
Limited partner's interest in net loss per
common unit
- basic	(0.10)	(0.09)	(0.11)	(0.21)	(0.50)
- diluted	(0.10)	(0.09)	(0.11)	(0.21)	(0.50)
Weighted-average number of common units:
- basic	410,801,717	410,595,551	410,314,977	410,717,223	410,243,129
- diluted	410,801,717	410,595,551	410,314,977	410,717,223	410,243,129
Total number of common units outstanding
at end of period	411,188,338	410,707,764	410,314,977	411,188,338	410,314,977

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Teekay Offshore Partners L.P.
Consolidated Balance Sheets

	As at	As at	As at
	September 30, 2019	June 30, 2019	December 31, 2018
(in thousands of U.S. Dollars)	(unaudited)	(unaudited)	(unaudited)
ASSETS
Current
Cash and cash equivalents	270,827	201,567	225,040
Restricted cash	17,961	8,963	8,540
Accounts receivable	168,593	169,137	141,903
Vessels held for sale	19,756	13,756	12,528
Prepaid expenses	28,136	29,277	32,199
Due from related parties	—	—	58,885
Other current assets	5,830	6,272	11,879
Total current assets	511,103	428,972	490,974

Vessels and equipment
At cost, less accumulated depreciation	3,929,521	4,010,862	4,196,909
Advances on newbuilding contracts	220,186	184,987	73,713
Investment in equity accounted joint ventures	212,589	215,304	212,202
Deferred tax asset	2,146	7,295	9,168
Due from related parties	—	—	949
Other assets	205,775	207,796	198,992
Goodwill	129,145	129,145	129,145
Total assets	5,210,465	5,184,361	5,312,052

LIABILITIES AND EQUITY
Current
Accounts payable	105,377	55,544	16,423
Accrued liabilities	111,861	138,204	129,896
Deferred revenues	57,735	61,721	55,750
Due to related parties	—	50,000	183,795
Current portion of derivative instruments	18,061	21,693	23,290
Current portion of long-term debt	358,781	487,018	554,336
Other current liabilities	4,198	5,344	15,062
Total current liabilities	656,013	819,524	978,552

Long-term debt	2,704,685	2,589,431	2,543,406
Derivative instruments	168,965	152,143	94,354
Due to related parties	125,000	—	—
Other long-term liabilities	188,147	211,449	236,616
Total liabilities	3,842,810	3,772,547	3,852,928

Equity
Limited partners - common units	796,815	837,405	883,090
Limited partners - preferred units	384,274	384,274	384,274
General Partner	14,385	14,696	15,055
Warrants	132,225	132,225	132,225
Accumulated other comprehensive income	6,504	6,892	7,361
Non-controlling interests	33,452	36,322	37,119
Total equity	1,367,655	1,411,814	1,459,124
Total liabilities and total equity	5,210,465	5,184,361	5,312,052

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Teekay Offshore Partners L.P.
Consolidated Statements of Cash Flows

	Nine Months Ended
	September 30, 2019	September 30, 2018
(in thousands of U.S. Dollars)	(unaudited)	(unaudited)
Cash, cash equivalents and restricted cash provided by (used for)
OPERATING ACTIVITIES
Net loss	(65,346)	(191,787)
Adjustments to reconcile net loss to net operating cash flow:
Unrealized loss (gain) on derivative instruments	76,926	(88,761)
Equity income, net of dividends received of $13,328 (2018 - $4,700)	6,669	(29,521)
Depreciation and amortization	264,468	281,267
(Gain) on sale and write-down of vessels	(10,258)	206,941
Deferred income tax expense	7,524	15,888
Amortization of in-process revenue contract	(15,062)	(13,900)
Expenditures for dry docking	(15,080)	(18,290)
Other	(49,775)	54,993
Change in non-cash working capital items related to operating activities	46,175	(85,168)
Net operating cash flow	246,241	131,662
FINANCING ACTIVITIES
Proceeds from long-term debt	286,495	714,520
Scheduled repayments of long-term debt and settlement of related swaps	(321,381)	(452,070)
Prepayments of long-term debt and settlement of related swaps	—	(457,426)
Financing issuance costs	(16,882)	(13,488)
Proceeds from financing related to sales and leaseback of vessels	11,900	—
Proceeds from issuance of preferred units	—	120,000
Expenses relating to equity offerings	—	(3,997)
Proceeds from credit facility due to related parties	75,000	125,000
Prepayments of credit facility due to related parties	(75,000)	—
Cash distributions paid by the Partnership	(24,113)	(34,502)
Cash distributions paid by subsidiaries to non-controlling interests	(3,635)	(5,437)
Cash contributions paid from non-controlling interests to subsidiaries	1,500	1,498
Other	(615)	(963)
Net financing cash flow	(66,731)	(6,865)
INVESTING ACTIVITIES
Net payments for vessels and equipment, including advances on newbuilding
contracts and conversion costs	(150,219)	(212,683)
Proceeds from sale of vessels and equipment	33,341	19,210
Investment in equity accounted joint ventures	(7,424)	(1,700)
Direct financing lease payments received	—	4,589
Acquisition of companies from Teekay Corporation (net of cash acquired of $26.6	—	25,254
million)
Net investing cash flow	(124,302)	(165,330)
Increase (decrease) in cash, cash equivalents and restricted cash	55,208	(40,533)
Cash, cash equivalents and restricted cash, beginning of the period	233,580	250,294
Cash, cash equivalents and restricted cash, end of the period	288,788	209,761

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Definitions and Non-GAAP Financial Measures
This release includes various financial measures that are non-GAAP financial measures as defined under the rules of the U.S. Securities and Exchange Commission (SEC). These non-GAAP financial measures, including Consolidated Adjusted EBITDA, Adjusted EBITDA and Adjusted Net Income, are intended to provide additional information and should not be considered substitutes for measures of performance prepared in accordance with GAAP. In addition, these measures do not have standardized meanings, and may not be comparable to similar measures presented by other companies. These non-GAAP measures are used by management, and the Partnership believes that these supplementary metrics assist investors and other users of its financial reports in comparing financial and operating performance of the Partnership across reporting periods and with other companies.

Non-GAAP Financial Measures
Consolidated Adjusted EBITDA represents net loss before interest, taxes, and depreciation and amortization and is adjusted to exclude certain items whose timing or amount cannot be reasonably estimated in advance or that are not considered representative of core operating performance. Such adjustments include vessel write-downs, gains or losses on the sale of vessels, unrealized gains or losses on derivative instruments, foreign exchange gains or losses, losses on debt repurchases, and certain other income or expenses. Consolidated Adjusted EBITDA also excludes realized gains or losses on interest rate swaps as management, in assessing the Partnership's performance, views these gains or losses as an element of interest expense, and realized gains or losses on derivative instruments resulting from amendments or terminations of the underlying instruments. Consolidated Adjusted EBITDA also excludes equity income as the Partnership does not control its equity-accounted investments, and as a result, the Partnership does not have the unilateral ability to determine whether the cash generated by its equity-accounted investments is retained within the entity in which the Partnership holds the equity-accounted investment or distributed to the Partnership and other owners. In addition, the Partnership does not control the timing of any such distributions to the Partnership and other owners.

Adjusted EBITDA represents Consolidated Adjusted EBITDA further adjusted to include the Partnership's proportionate share of consolidated adjusted EBITDA from its equity-accounted joint ventures and to exclude the non-controlling interests' proportionate share of the consolidated adjusted EBITDA from the Partnership's consolidated joint ventures. Readers are cautioned when using Adjusted EBITDA as a liquidity measure as the amount contributed from Adjusted EBITDA from the equity-accounted investments may not be available or distributed to the Partnership in the periods such Adjusted EBITDA is generated by the equity-accounted investments. Please refer to Appendices A and C of this release for reconciliations of Adjusted EBITDA to net loss and equity income, respectively, the most directly comparable GAAP measures reflected in the Partnership’s consolidated financial statements.

Adjusted Net Income represents net loss adjusted to exclude the impact of certain items whose timing or amount cannot be reasonably estimated in advance or that are not considered representative of core operating performance consistent with the calculation of Adjusted EBITDA. Adjusted Net Income includes realized gains or losses on interest rate swaps as an element of interest expense and excludes income tax expenses or recoveries from changes in valuation allowance or uncertain tax provisions. Please refer to Appendix B of this release for a reconciliation of this non-GAAP financial measure to net loss, the most directly comparable GAAP measure reflected in the Partnership’s consolidated financial statements.

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Teekay Offshore Partners L.P.
Appendix A - Reconciliation of Non-GAAP Financial Measures
Adjusted EBITDA

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2019	2018	2019	2018
(in thousands of U.S. Dollars)	(unaudited)	(unaudited)	(unaudited)	(unaudited)

Net loss	(34,769)	(39,355)	(65,346)	(191,787)
Depreciation and amortization	86,336	91,523	264,468	281,267
Interest expense, net of interest income	51,991	53,745	153,525	143,588
Income tax expense	6,316	12,137	11,763	18,775
EBITDA	109,874	118,050	364,410	251,843
Add (subtract) specific income statement items affecting EBITDA:
Write-down and (gain) on sale of vessels	1,498	(350)	(10,258)	206,941
Realized and unrealized loss (gain) on derivative instruments	27,600	(9,381)	99,829	(53,273)
Equity income	(3,385)	(11,877)	(6,659)	(34,221)
Foreign currency exchange loss	5,387	266	4,166	6,069
Losses on debt repurchases	—	55,479	—	55,479
Other expense - net	101	699	2,095	4,562
Realized (loss) gain on foreign currency forward contracts	(1,242)	(747)	(3,559)	243
Total adjustments	29,959	34,089	85,614	185,800
Consolidated Adjusted EBITDA	139,833	152,139	450,024	437,643
Add: Adjusted EBITDA from equity-accounted vessels (See Appendix C)	20,236	22,882	63,651	67,367
Less: Adjusted EBITDA attributable to non-controlling interests (1)	(2,409)	(2,693)	(8,924)	(12,037)
Adjusted EBITDA	157,660	172,328	504,751	492,973
(1)Adjusted EBITDA attributable to non-controlling interests is summarized in the table below.

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2019	2018	2019	2018
(in thousands of U.S. Dollars)	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Net loss attributable to non-controlling interests	(1,817)	(785)	(1,531)	(8,637)
Depreciation and amortization	3,086	3,141	8,519	11,809
Interest expense, net of interest income	369	520	1,162	1,625
EBITDA attributable to non-controlling interests	1,638	2,876	8,150	4,797
Add (subtract) specific income statement items affecting EBITDA:
Write-down and (gain) on sale of vessels	746	(175)	746	7,211
Foreign currency exchange loss (gain)	25	(8)	28	29
Total adjustments	771	(183)	774	7,240
Adjusted EBITDA attributable to non-controlling interests	2,409	2,693	8,924	12,037

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Teekay Offshore Partners L.P.
Appendix B - Reconciliation of Non-GAAP Financial Measures
Adjusted Net Income

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2019	2018	2019	2018
(in thousands of U.S. Dollars, except per unit data)	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Net loss	(34,769)	(39,355)	(65,346)	(191,787)
Adjustments:
Net loss attributable to non-controlling interests	(1,817)	(785)	(1,531)	(8,637)
Net loss attributable to the partners and preferred unitholders	(32,952)	(38,570)	(63,815)	(183,150)
Add (subtract) specific items affecting net loss:
Write-down and (gain) on sale of vessels	1,498	(350)	(10,258)	206,941
Unrealized loss (gain) on derivative instruments	13,458	(20,877)	76,926	(86,766)
Realized loss on interest rate swap amendments	9,000	6,250	9,000	16,250
Foreign currency exchange loss (1)	5,387	266	3,730	3,331
Losses on debt repurchases	—	55,479	—	55,479
Other expense - net	101	699	2,095	4,562
Deferred income tax expense relating to Norwegian tax structure	5,069	10,694	7,026	16,103
Other adjustments (2)	—	1,191	—	2,164
Adjustments related to equity-accounted vessels (3)	3,869	(3,405)	14,970	(8,550)
Adjustments related to non-controlling interests (4)	(771)	183	(774)	(7,240)
Total adjustments	37,611	50,130	102,715	202,274
Adjusted net income attributable to the partners and preferred	4,659	11,560	38,900	19,124
unitholders

Preferred unitholders' interest in adjusted net income	8,038	8,038	24,114	23,447
General Partner's interest in adjusted net income	(26)	27	112	(33)
Limited partners' interest in adjusted net income	(3,353)	3,495	14,674	(4,290)
Limited partners' interest in adjusted net income per common unit, basic	(0.01)	0.01	0.04	(0.01)
Weighted-average number of common units outstanding, basic	410,801,717	410,314,977	410,717,223	410,243,129
(1)Foreign currency exchange loss primarily relates to the Partnership's revaluation of all foreign currency-denominated assets and liabilities based on the prevailing exchange rate at the end of each reporting period and unrealized gain or loss related to the Partnership's cross-currency swaps related to the Partnership's Norwegian Krone (NOK) bonds, and excludes the realized gain or loss relating to the Partnership's cross-currency swaps and NOK bonds.
(2)Other adjustments primarily reflects voyage expenses, vessel operating expense, depreciation and amortization expense and general and administrative expenses relating to vessels undergoing upgrades or newbuilding vessels prior to the commencement of their respective charter contracts.
(3)Reflects the Partnership's proportionate share of specific items affecting the net income of the Cidade de Itajai FPSO unit and Pioneiro de Libra FPSO unit equity-accounted joint ventures, including the unrealized gain or loss on derivative instruments and the foreign exchange gain or loss.
(4)Items affecting net loss include amounts attributable to the Partnership’s consolidated non-wholly-owned subsidiaries. Each item affecting net loss is analyzed to determine whether any of the amounts originated from a consolidated non-wholly-owned subsidiary. Each amount that originates from a consolidated non-wholly-owned subsidiary is multiplied by the non-controlling interests’ percentage share in this subsidiary to arrive at the non-controlling interests’ share of the amount. The adjustments relate to the gain on sale or write-down of vessels and foreign currency exchange gain or loss within the Partnership's consolidated non-wholly-owned subsidiaries.

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Teekay Offshore Partners L.P.
Appendix C - Reconciliation of Non-GAAP Financial Measures
Adjusted EBITDA From Equity-Accounted Vessels

	Three Months Ended		Three Months Ended
	September 30, 2019		September 30, 2018
(in thousands of U.S. Dollars)	(unaudited)		(unaudited)
	At 100%	Partnership's 50%	At 100%	Partnership's 50%
Revenues	59,587	29,794	63,188	31,594
Vessel and other operating expenses	(19,115)	(9,558)	(17,423)	(8,712)
Depreciation and amortization	(15,938)	(7,968)	(15,807)	(7,904)
Operating income of equity-accounted vessels	24,534	12,268	29,958	14,978
Net interest expense	(9,945)	(4,973)	(12,357)	(6,179)
Realized and unrealized (loss) gain on derivative instruments(1)	(7,138)	(3,569)	4,553	2,277
Foreign currency exchange (loss) gain	(720)	(360)	1,965	983
Total other items	(17,803)	(8,902)	(5,839)	(2,919)
Net income / equity income of equity-accounted vessels	6,731	3,366	24,119	12,059
before income tax recovery (expense)
Income tax recovery (expense)	37	19	(363)	(182)
Net income / equity income of equity-accounted vessels	6,768	3,385	23,756	11,877
Depreciation and amortization	15,938	7,968	15,807	7,904
Net interest expense	9,945	4,973	12,357	6,179
Income tax (recovery) expense	(37)	(19)	363	182
EBITDA	32,614	16,307	52,283	26,142
Add (subtract) specific items affecting EBITDA:
Realized and unrealized loss (gain) on derivative instruments(1)	7,138	3,569	(4,553)	(2,277)
Foreign currency exchange loss (gain)	720	360	(1,965)	(983)
Adjusted EBITDA from equity-accounted vessels	40,472	20,236	45,765	22,882
(1)Realized and unrealized (loss) gain on derivative instruments includes an unrealized loss of $7.0 million ($3.5 million at the Partnership’s 50% share) for the three months ended September 30, 2019 related to interest rate swaps for the Cidade de Itajai and Pioneiro de Libra FPSO units and an unrealized gain of $4.8 million ($2.4 million at the Partnership’s 50% share) for the three months ended September 30, 2018 related to interest rate swaps for the Cidade de Itajai and Pioneiro de Libra FPSO units.

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	Nine Months Ended		Nine Months Ended
	September 30, 2019		September 30, 2018
(in thousands of U.S. Dollars)	(unaudited)		(unaudited)
	At 100%	Partnership's 50%	At 100%	Partnership's 50%
Revenues	177,031	88,516	184,639	92,320
Vessel and other operating expenses	(49,729)	(24,865)	(49,905)	(24,953)
Depreciation and amortization	(49,396)	(24,698)	(45,992)	(22,996)
Operating income of equity-accounted vessels	77,906	38,953	88,742	44,371
Net interest expense (1)	(32,629)	(16,315)	(25,725)	(12,863)
Realized and unrealized (loss) gain on derivative instruments(2)	(31,360)	(15,680)	6,278	3,139
Foreign currency exchange (loss) gain	(396)	(198)	322	161
Total other items	(64,385)	(32,193)	(19,125)	(9,563)
Net income / equity income of equity-accounted vessels	13,521	6,760	69,617	34,808
before income tax expense
Income tax expense	(201)	(101)	(1,174)	(587)
Net income / equity income of equity-accounted vessels	13,320	6,659	68,443	34,221
Depreciation and amortization	49,396	24,698	45,992	22,996
Net interest expense(1)	32,629	16,315	25,725	12,863
Income tax expense	201	101	1,174	587
EBITDA	95,546	47,773	141,334	70,667
Add (subtract) specific items affecting EBITDA:
Realized and unrealized loss (gain) on derivative instruments(2)	31,360	15,680	(6,278)	(3,139)
Foreign currency exchange loss (gain)	396	198	(322)	(161)
Adjusted EBITDA from equity-accounted vessels	127,302	63,651	134,734	67,367
(1)Net interest expense for the nine months ended September 30, 2018 includes an unrealized gain of $9.7 million ($4.9 million at the Partnership's 50% share) related to interest rate swaps designated and qualifying as cash flow hedges for the Pioneiro de Libra FPSO unit.
(2)Realized and unrealized (loss) gain on derivative instruments includes an unrealized loss of $29.6 million ($14.8 million at the Partnership’s 50% share) for the nine months ended September 30, 2019 related to interest rate swaps for the Cidade de Itajai and Pioneiro de Libra FPSO units and an unrealized gain of $7.0 million ($3.5 million at the Partnership’s 50% share) for the nine months ended September 30, 2018 related to interest rate swaps for the Cidade de Itajai FPSO unit.

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